UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GOLD RESERVE INC.
(Name of Subject Company (Issuer))

GOLD RESERVE INC.
(Name of Filing Persons (Offeror))

5.50% Senior Subordinated Convertible Notes due 2022
(Title of Class of Securities)

38068N AB4
(CUSIP Number of Class of Securities)

Rockne J. Timm
Chief Executive Officer
Gold Reserve Inc.
926 West Sprague Ave., Suite 200
Spokane, Washington  99201
(509) 623-1500

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Albert G. McGrath, Jr.
Baker & McKenzie LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, TX  75201

Tel. (214) 978-3000
Fax. (214) 978-3099

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$102,347,000.00	$11,728.97

*      Calculated solely for purposes of determining the filing fee.  The repurchase price of the 5.50% Senior Subordinated Convertible Notes due 2022, is $1,000 per $1,000 principal amount outstanding.

**   The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INTRODUCTORY STATEMENT

As required by the Indenture (the “Indenture”), dated May 18, 2007, by and among Gold Reserve Inc., a company incorporated under the laws of the Yukon Territory, Canada (“GR”), and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee (“Trustee”) and the Co-Trustee named therein, this Tender Offer Statement on Schedule TO-I (“Schedule TO”) is filed by GR and relates to the right of each holder (“Holder”) of 5.50% Senior Subordinated Convertible Notes due 2022 issued by GR on May 18, 2007 (the “Notes”), to sell, and the obligation of GR to purchase, upon the terms and subject to the conditions set forth in the Indenture, the Notes, the Company Repurchase Notice to Holders of its Notes, dated May 16, 2012 (the “Company Repurchase Notice”) and filed as Exhibit (a)(1)(A), and the related offer materials filed as Exhibits (a)(1)(B) to (d)(1) to this Schedule TO (the Company Repurchase Notice and the related offer materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

The Put Option will expire at 5:00 p.m., New York City time, on June 15, 2012.  This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

GR is the issuer of the Notes and is obligated to repurchase for cash all of the Notes validly surrendered pursuant to the terms of Article XIV of the Indenture.

In addition, as described in more detail in the Company Repurchase Notice and other offer materials attached hereto, as they may be amended, GR has entered into an agreement in principle with certain Holders to a restructuring of the Notes held by the Holders (the “Large Noteholders”).  GR anticipates amending this Schedule TO within ten days of the date of this Schedule TO to reflect that each Holder other than the Large Noteholders (the “Other Holders”) may, in addition to putting their Notes to the Company for cash, elect to put their Notes on the same terms as agreed in principle with the Large Noteholders (the “Alternative Election”).  There can be no assurance with respect to the final terms or the timing of the Alternative Election.

The Notes are convertible into common stock, without par value, of GR (the “Common Stock”).  GR’s executive offices are located at 926 West Sprague Ave., Suite 200, Spokane, Washington 99201.  GR’s telephone number is (509) 623-1500.  As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

Item 10.  Financial Statements.

(a)   GR believes that its financial condition is not material to a decision by holders of the Notes (the “Holders”) whether to put the Notes to GR pursuant to the terms of Article XIV of the Indenture because the consideration being paid to Holders surrendering the Notes pursuant to the Put Option consists solely of cash in an estimated aggregate maximum amount of $25.2  million. Assuming that all Notes other than those held by the Large Noteholders are surrendered for repurchase pursuant to the Company Repurchase Notice, then together with the Notes that are to be surrendered by the Large Noteholders in connection with the Alternative Election, the Company anticipates that it will utilize a maximum of $40.6 million of cash. Depending on the election of the Holders to participate in the Alternative Election, when offered, the Company may issue from 11.4 million to 13.2 million common shares. Further, the Put Option is not subject to any financing conditions, and GR is a public reporting company that files reports with U.S. and Canadian securities regulatory agencies, which can be viewed on-line at www.sec.gov, www.sedar.com or the Company’s website at www.goldreserveinc.com. However,  GR anticipates offering pursuant to an amendment to this Schedule TO to be filed within ten days of the date of this Schedule TO its proposal for the Alternative Election, as more particularly described in the Company Repurchase Notice. When an amendment to this Schedule TO is filed by GR, additional information may be furnished pursuant to this Item 10(a).

(b)   Not applicable.

Item 11.  Additional Information.

(a)   Not applicable. However, see Items 1-9 above for the Alternative Election that is anticipated to be made available to all Holders.  When the contemplated amendment to this Schedule TO is filed by GR, additional information may be furnished pursuant to this Item 11(a). There can be no assurance with respect to the final terms or the timing of the Alternative Election

(b)   Not applicable.

Item 12.  Exhibits.

(a)(1)(A)	Company Repurchase Notice to Holders of its 5.50% Senior Subordinated Convertible Notes due 2022, dated May 16, 2012.

(a)(1)(B)	Form of Repurchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Substitute Form W-9.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Press Release issued by GR on May 16, 2012.

(b)	Not applicable.

(d)(1)

Indenture, dated May 18, 2007, by and among GR and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, incorporated by reference to Exhibit 7.1 to GR’s Registration Statement on Form F-10 (File 333-142944) filed with the U.S. SEC on May 14, 2007.

(g)	Not applicable.

(h)	Not applicable.

1

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLD RESERVE INC.

By:	/s/ Rockne J. Timm
Name: Rockne J. Timm
Title: Chief Executive Officer

Dated:  May 16, 2012

3

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Company Repurchase Notice to Holders of its 5.50% Senior Subordinated Convertible Notes due 2022, dated May 16, 2012.

(a)(1)(B)	Form of Repurchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Substitute Form W-9.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Press Release issued by GR on May 16, 2012.

(b)	Not applicable.

(d)(1)

Indenture, dated May 18, 2007, by and among GR, and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, incorporated by reference to Exhibit 7.1 to GR’s Registration Statement on Form F-10 (File 333-142944) filed with the U.S. SEC on May 14, 2007.

(g)	Not applicable.

(h)	Not applicable.

4

Exhibit 99(a)(1)(A)

COMPANY REPURCHASE NOTICE

To the Holders of

GOLD RESERVE INC.

5.50% Senior Subordinated Convertible Notes

Due June 15, 2022

CUSIP  38068N AB4

NOTICE IS HEREBY GIVEN pursuant to the Section 14.01 of the Indenture, dated as of May 18, 2007 (the “Indenture”), by and between Gold Reserve Inc., as Issuer (“GR”), and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, organized and existing under the laws of the United States of America (the “Trustee” and “Paying Agent”), relating to the 5.50% Senior Subordinated Convertible Notes due 2022 of GR (the “Notes”), that at the option of each holder thereof (the “Holder”), each Note surrendered by the Holder in accordance with this Notice will be repurchased by GR for $1,000 per $1,000 principal amount of the Notes so surrendered, plus accrued and unpaid interest to, but excluding, the Repurchase Date (as defined below) (such price, the “Repurchase Price”), subject to the terms and conditions of the Indenture, the Notes, and this Company Repurchase Notice, including the accompanying Repurchase Notice (the “Put Option”).  The Repurchase Price will be payable through the facilities of The Depository Trust Company, New York, New York (“DTC”).

GR is offering a maximum cash amount of $25.2 million plus accrued and unpaid Interest to, but excluding, the Repurchase Date to the Holders because it anticipates that the maximum principal amount of Notes that will be repurchased pursuant to this Notice will be $25.2 million.  As described below, GR has entered into an agreement in principle with certain Holders to a restructuring of the Notes held by such Holders (the “Large Noteholders”).  GR anticipates amending this Company Repurchase Notice within ten days of the date hereof to reflect that each Holder other than the Large Noteholders (the “Other Holders”) may, in addition to putting their Notes to the Company for cash, elect to put their Notes on the same terms as agreed in principle with the Large Noteholders (the “Alternative Election”).  There can be no assurance with respect to the final terms or the timing of the Alternative Election.

Giving effect to the agreement in principle with the Large Noteholders, if all outstanding Notes held by the Other Holders are surrendered for repurchase for cash, and the Alternative Election is consummated, GR will pay Holders an aggregate approximate amount of $40.6 million in cash.

Holders may surrender their Notes from May 16, 2012 through 5:00 p.m., New York City time, on June 15, 2012.  All capitalized terms used but not specifically defined herein have the meanings given to such terms in the Indenture.

To exercise your option to have GR repurchase the Notes and receive payment of the Repurchase Price in respect of such Notes, you must validly deliver the enclosed Repurchase Notice to the Paying Agent (and not have withdrawn such Repurchase Notice), no later than 5:00 p.m., New York City time, on Friday, June 15, 2012, (the “Repurchase Date”).

The Notes are currently eligible for conversion.  Prior to the maturity date and when the Notes are convertible, Holders may surrender Notes to The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein (the “Conversion Agent”) for shares of GR’s common stock at a rate of 132.626 shares per $1,000 face amount of the Notes (subject to adjustment in accordance with the terms of the Indenture).

Notes as to which a Repurchase Notice has been given by the Holder may be converted only if the election to repurchase has been withdrawn by the holder in accordance with the terms of the Indenture; provided that the Notes are otherwise convertible in accordance with Section 16.01 of the Indenture.  The Holder shall have the right to withdraw any Notes surrendered prior to 5:00 p.m., New York City time, on June 15, 2012.  The right of Holders to submit a Repurchase Notice in order to surrender the Notes in the Put Option expires at 5:00 p.m., New York City time, on June 15, 2012.  Holders must also surrender their Notes to the Paying Agent before receiving any Repurchase Price for any Note with respect to which a Repurchase Notice has been validly submitted and not withdrawn.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

The address for the Paying Agent and the Conversion Agent is as follows:

In Person or Overnight Mail	By Registered or Certified Mail:
The Bank of New York Mellon	The Bank of New York Mellon
101 Barclay Street, 7 East New York, N.Y. 10286 Attn: Reorg Department Tel: (212) 815-5920	101 Barclay Street 7 East New York, N.Y. 10286 Attn: Reorg Department Tel: (212) 815-5920

Additional copies of this Repurchase Notice may be obtained from the Paying Agent at its address set forth above.

Dated: May 16, 2012	Gold Reserve Inc.

By The Bank of New York Mellon,
as Trustee

Withholding of 28% of gross redemption proceeds of any payment made within the United States may be required by the Economic Growth and Tax Relief Reconciliation Act of 2001 (the “Act”), unless the Paying Agent has the correct taxpayer identification number (social security or employer identification number) or exemption certificate of the payee.  Please furnish a properly completed Form W-9 or exemption certificate or equivalent when presenting your securities.

Table of Contents

No person has been authorized to give any information or to make any representations other than those contained in this Repurchase Notice and accompanying Repurchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized.  This Repurchase Notice and accompanying Repurchase Notice do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful.  The delivery of this Repurchase Notice shall not under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information.  None of GR or its board of directors or employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Notes.  You should consult your own legal, financial and tax advisors and must make your own decision as to whether to surrender your Notes for repurchase and, if so, the amount of Notes to surrender.

-i-

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Put Option.  To understand the Put Option fully and for a more complete description of the terms of the Put Option, we urge you to read carefully the remainder of this Company Repurchase Notice and the accompanying Repurchase Notice, as they may be amended, because those documents contain additional important information.  We have included page references to direct you to a more complete description of the topics in this summary.

•              Who is offering to repurchase my Notes?

Gold Reserve Inc., a company incorporated under the laws of the Yukon Territory, Canada (“GR” or the “Company”), is offering to repurchase your validly surrendered 5.50% Senior Subordinated Convertible Notes due 2022 (the “Notes”).  (Page 4)

•              What securities are you seeking to repurchase?

GR is offering to repurchase all of the Notes surrendered, at the option of the Holder thereof (the “Holder”).  Holders of approximately 87.8% of the outstanding Notes (the “Large Noteholders”) have agreed in principle  to exercise the Put Option for $12.7 million in principal amount of their Notes for cash, with the balance of the Notes held by them being subject to the restructuring of Notes described herein (the “Alternative Election”), the terms of which will also be made available  to holders other than the Large Noteholders (the “Other Holders”).

As of May 16, 2012, there was $102,347,000.00 aggregate principal amount of Notes outstanding.  The Notes were issued pursuant to an Indenture (the “Indenture”), dated May 18, 2007, by and between GR and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein.  The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, also acts as Paying Agent (“Paying Agent”).  (Page 4)

•              How much are you offering to pay and what is the form of payment?

Pursuant to the Indenture, GR will pay, in cash, a repurchase price (the “Repurchase Price”) of $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the Repurchase Date, with respect to any and all Notes validly surrendered for repurchase and not withdrawn.  (Page 4) GR anticipates that the aggregate maximum Repurchase Price for all Notes that will be tendered for cash pursuant to the Put Option would be $25.2 million plus accrued and unpaid Interest to, but excluding, the Repurchase Date.

•              How can I determine the market value of the Notes?

There is no established reporting system or market for trading in the Notes.  To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, GR’s operating results and the market for similar securities.  To the extent available, Holders are urged to obtain current market quotations for the Notes before making any decision with respect to the Put Option.  (Page 5)

•              Why are you making the offer?

GR is required to make the offer pursuant to the terms of the Notes and the Indenture.  (Page 4)

•              What does the board of directors of GR think of the Put Option?

Although the board of directors of GR has approved the terms of the Put Option included in the Indenture, the board of directors of GR has not made any recommendation as to whether you should surrender your Notes for repurchase, as provided herein or pursuant to the Alternative Election.  GR is required to make the offer pursuant to the terms of the Notes and the Indenture.  You must make your own decision whether to surrender your Notes for repurchase and, if so, the amount of Notes to surrender.  (Page 5)

•              When does the Put Option expire?

The Put Option expires at 5:00 p.m., New York City time, on June 15, 2012.  (Page 4) However, as noted, GR anticipates making available to all Holders an Alternative Election pursuant to an amendment to this Notice within ten days, as more particularly described below.  In connection therewith, the expiration time may be extended.

•              What are the conditions to the repurchase by GR of the Notes?

Provided that the repurchase by GR of the validly surrendered Notes is not unlawful, such repurchase will not be subject to any other conditions.  (Page 4)

•              How do I deliver a Repurchase Notice and surrender my Notes?

To surrender your Notes for repurchase pursuant to the Put Option, you must deliver the Repurchase Notice and related documents to the Paying Agent no later than 5:00 p.m., New York City time, on June 15, 2012, unless such time is extended.  HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

•      A Holder whose Notes are held in certificated form must properly complete and execute the Repurchase Notice, and deliver such notice to the Paying Agent, with any other required documents, no later than 5:00 p.m., New York City time, on June 15, 2012.  The Holder is required to deliver to the Paying Agent the certificate representing the Notes surrendered prior to receiving payment of the Repurchase Price.

•      A Holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his, her or its Notes and instruct such nominee to surrender the Notes on the Holder’s behalf.

•      A Holder electronically transmitting his, her or its acceptance through DTC’s Automatic Tenders over the Participant Terminal System (“PTS”) should do so no later than 5:00 p.m., New York City time, on June 15, 2012, subject to the terms and procedures of that system.  In surrendering through PTS, the electronic instructions sent to DTC by the Holder, and transmitted by DTC to the Paying Agent will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the Repurchase Notice.  (Pages 6-7)

•              If I surrender my Notes, when will I receive payment for my Notes?

GR will accept for payment all Notes subject to a validly delivered Repurchase Notice promptly upon expiration of the Put Option.  GR will promptly forward to the Paying Agent, before 10:00 a.m., New York City time, on June 15, 2012, the funds required to pay the Repurchase Price for the surrendered Notes, and the Paying Agent will distribute such funds to the Holders promptly following the later of the Repurchase Date and the time of delivery of the Note to the Paying Agent by the Holder thereof in the manner required by the Indenture.  (Page 7)

•              Until what time can I withdraw a previously delivered Repurchase Notice?

You can withdraw a previously delivered Repurchase Notice at any time until 5:00 p.m., New York City time, on June 15, 2012, unless such time is extended. (Page 7)

•              How do I withdraw a previously delivered Repurchase Notice?

To withdraw a previously delivered Repurchase Notice, you must deliver an executed written notice of withdrawal substantially in the form attached, or a facsimile of one, to the Paying Agent no later than 5:00 p.m., New York City time, on June 15, 2012.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC.  (Page 7)

•              Do I need to do anything if I do not wish to surrender my Notes for repurchase?

No.  If you do not deliver a properly completed and duly executed Repurchase Notice before the expiration of the Put Option, GR will not repurchase your Notes and such Notes will remain outstanding, subject to their existing terms.  (Page 7)

•              If I choose to surrender my Notes for repurchase, do I have to surrender all of my Notes?

No.  You may surrender all of your Notes, a portion of your Notes or none of your Notes for repurchase.  If you wish to surrender a portion of your Notes for repurchase, however, you must surrender your Notes in a principal amount of $1,000 or an integral multiple thereof.  (Page 4)

•              If I do not surrender my Notes for repurchase, will I continue to be able to exercise my conversion rights?

Yes.  If you do not surrender your Notes for repurchase, your conversion rights will not be affected.  You will continue to have the right to convert each $1,000 principal amount of a Note into 132.626 shares of Common Stock, subject to the terms, conditions and adjustments specified in the Indenture.  (Page 5)

•              If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Notes for repurchase in the Put Option?

The receipt of cash in exchange for Notes pursuant to the Put Option will be a taxable transaction for U.S. federal income tax purposes.  You should consult with your own tax advisor regarding the actual tax consequences to you.  (Pages 10-12)

•              Who is the Paying Agent?

The Bank of New York, the trustee for the Notes, is serving as Paying Agent in connection with the Put Option.  Its address and telephone number are set forth on the front cover page of this Company Repurchase Notice.

•              Who can I talk to if I have questions about the Put Option?

Questions and requests for assistance in connection with the surrender of the Notes for repurchase in this Put Option may be directed to Ms. Carolle Montreuil at The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, at (212) 815-5920; however, questions involving the Alternative Election will not be addressed until this Company Repurchase Notice and the Schedule TO are amended to reflect the final terms of the Alternative Election.

IMPORTANT INFORMATION CONCERNING THE PUT OPTION

1.             Information Concerning Gold Reserve.  Gold Reserve Inc., a company incorporated under the laws of the Yukon Territory, Canada (“GR” or the “Company”), is offering to repurchase for cash its 5.50% Senior Subordinated Convertible Notes due 2022 (the “Notes”).

The Company is engaged in the business of acquiring, exploring and developing mining projects. The Company is an exploration stage company incorporated in 1998 under the laws of the Yukon Territory, Canada and is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. From 1992 to 2008 the Company focused substantially all of its management and financial resources on the development of the Brisas gold and copper project located in the Kilometer 88 mining district of the State of Bolivar in south-eastern Venezuela (the “Brisas Project” or “Brisas”). The Brisas Project was expropriated by the Venezuelan government in 2008.

As previously disclosed in its Annual Report on Form 10-K/A filed with the Commission, the Company determined as of June 30, 2011 (the last business day of its most recently completed second fiscal quarter), that less than 50 percent of its outstanding voting securities were directly or indirectly held of record by residents of the United States.  Because the share ownership percentage of United States residents of the Company is less than 50% and the Company is organized under the laws of the Yukon Territory, the Company is a “foreign private issuer” pursuant to Rule 3b-4 under the Securities Exchange Act of 1934, as amended  The Company previously reported as a foreign private issuer for many years prior to its annual report on Form 10-K for the fiscal year ended December 31, 2009, as during 2009 its shareholder composition changed such that more than 50 percent of its outstanding voting securities were directly or indirectly held of record by residents of the United States.   The Company has returned to foreign private issuer reporting for administrative ease and as a cost-savings measure.

The Company’s administrative office is located at 926 West Sprague Avenue, Suite 200, Spokane, WA  99201, U.S.A. and its telephone and fax numbers are 509.623.1500 and 509.623.1634, respectively.

2.             Information Concerning the Notes.  The Notes were issued under an Indenture, dated May 18, 2007 (the “Indenture”), by and among the Company and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, (the “Trustee”).  The Notes mature on June 15, 2022.

2.1          GR’s Obligation to Repurchase the Notes.  Pursuant to the terms of the Indenture and the Notes, unless earlier redeemed, GR is obligated to repurchase all Notes validly surrendered for repurchase and not withdrawn, at the Holder’s option on June 15, 2012 at a repurchase price of 100% of the principal amount of Notes, plus any accrued and unpaid interest to, but excluding, the Repurchase Date (as defined below). Holders of approximately 87.8% of the outstanding Notes (the “Large Noteholders”) have agreed in principle to exercise the Put Option for $12.7 million in principal amount of their Notes for cash, with the balance of the Notes held by them being subject to the restructuring of Notes described herein (the “Alternative Election”), the terms of which will also be made available  to holders other than the Large Noteholders (the “Other Holders”).

As of May 16, 2012, there was $102,347,000 aggregate principal amount of Notes outstanding. Accordingly, the aggregate maximum Repurchase Price for all Notes GR anticipates will be tendered pursuant to this Company Repurchase Notice would be $25.2 million plus accrued and unpaid Interest to, but excluding, the Repurchase Date.

This Put Option will expire at 5:00 p.m., New York City time, on Friday, June 15, 2012 (the “Repurchase Date”), unless extended in connection with the finalization of the Alternative Election.  Provided that the repurchase by GR of validly surrendered Notes is not unlawful, such repurchase will not be subject to any other conditions and will be made promptly after expiration of the Put Option.  The payment by GR for validly tendered Notes is subject to the Payment Agent’s receipt of a validly and timely delivered Repurchase Notice and receipt of the certificate(s) representing the surrendered Notes.

2.2          Repurchase Price.  Pursuant to the terms of the Indenture and the Notes, the repurchase price to be paid by GR for the Notes (the “Repurchase Price”) that will be tendered pursuant to this Company Repurchase Notice promptly after the Repurchase Date is $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to but excluding the Repurchase Date.  The Repurchase Price will be paid in cash with respect to any and all Notes for which a valid Repurchase Notice has been delivered and not withdrawn and for which a certificate representing the surrendered Notes has been delivered.  If you are surrendering only a portion of your Notes for repurchase, such Notes will be accepted only in principal amounts at maturity equal to $1,000 or integral multiples thereof.

The Repurchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or Common Stock (as defined below).  Thus, the Repurchase Price may be significantly higher or lower than the current market price of the Notes.  Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, and Common Stock (as defined below) before making a decision whether to surrender their Notes for repurchase.

None of GR or its board of directors or employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering the Notes for repurchase pursuant to this Company Repurchase Notice.  Each Holder must make his, her or its own decision whether to surrender his, her or its Notes for repurchase and, if so, the principal amount of Notes to surrender based on such Holder’s assessment of current market value and other relevant factors.

2.3          Conversion Rights of the Notes.  The Notes are convertible into shares of GR’s Common Stock, no par value (the “Common Stock”), in accordance with and subject to the terms of the Indenture and the Notes.  Holders may convert their Notes into Common Stock of GR at any time prior to stated maturity.  The Notes are currently convertible into Common Stock.  The conversion rate of the Notes as of May 16, 2012 is 132.626 shares of Common Stock per $1,000 principal amount of the Notes, which is equivalent to a conversion price of $7.54 per share of Common Stock (subject to adjustment in accordance with the terms of the Indenture).  The Paying Agent is currently acting as Conversion Agent for the Notes.

Holders that do not surrender their Notes for repurchase pursuant to the Put Option will maintain the right to convert their Notes into Common Stock in accordance with and subject to the terms of the Indenture and the Notes.  Any Notes as to which a Repurchase Notice has been given may be converted in accordance with the terms of the Indenture only if the applicable Repurchase Notice has been validly withdrawn at or before 5:00 p.m., New York City time, on June 15, 2012, as described in Section 4 hereto.

2.4          Market for the Notes and Common Stock.  There is no established reporting system or trading market for trading in the Notes.  To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, GR’s operating results and the market for similar securities.  To the extent available, Holders are urged to obtain current market quotations for the Notes before making any decision with respect to the Put Option.  The Notes are held through the Depository Trust Company (“DTC”).  As of May 16, 2012, there was $102,347,000 aggregate principal amount of Notes outstanding, and DTC was and is the sole record Holder of the Notes.

The Common Stock into which the Notes are convertible is traded in Canada on the TSX Venture symbol “GRZ.V”. Prior to February 1, 2012, the shares of Common Stock were traded on the TSX. The shares are also traded in the United States on the NYSE-Amex under the symbol “GRZ.” The Notes are not listed for trading on any exchange. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of the Common Stock as reported on the TSX Venture and NYSE-Amex.

	TSX VENTURE/TSX		NYSE-AMEX
	Canadian dollars		U.S. dollars
2012	High	Low	High	Low
May (through May 15, 2012)	$4.55	$3.88	$4.53	$3.70
April	4.30	3.50	4.35	3.53
March	3.99	2.77	3.98	2.90
February	3.09	2.73	3.11	2.83
January	3.03	2.69	3.05	2.68

2011
Fourth Quarter	$3.10	$2.35	$3.05	$2.02
Third Quarter	3.10	2.03	3.14	2.10
Second Quarter	2.85	1.61	2.99	1.66
First Quarter	1.88	1.65	1.87	1.67

2010
Fourth Quarter	$1.84	$1.39	$1.84	$1.37
Third Quarter	1.32	0.82	1.28	0.80
Second Quarter	1.25	0.76	1.24	0.71
First Quarter	1.63	1.01	1.58	0.98

                On May 15, 2012, the closing price for the Common Stock was Cdn $3.88 per share on the TSX Venture and U.S. $3.70 per share on the NYSE-Amex. As of May 15, 2012, there were a total of 59,788,972 Class A common shares and 500,236 Class B common shares issued and outstanding. The number of holders of Class A and Class B common shares of record on May 15,, 2012 was approximately 448. As of May 15, 2012, based on information received from our transfer agent and other service providers, we believe our common shares are owned beneficially by approximately 7,500 shareholders.

                GR urges you to obtain current market information for the Notes, to the extent available, and the Common Stock before making any decision to surrender your Notes pursuant to the Put Option.

2.5          Redemption.  The Notes are redeemable by the Company any time until June 15, 2012, in whole or in part, for cash at a price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest to, but excluding, the redemption date, if the closing sale price of the Common Shares on the NYSE-Amex is equal to or greater than 150% of the applicable conversion price then in effect for at least 20 trading days in the period of 30 consecutive trading days ending on the trading day prior to the date of mailing of the notice of redemption. Beginning on June 16, 2012, the Company may, at its option, redeem all or part of the Notes for cash at a price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

2.6          Fundamental Change.  The Notes may be put to GR for cash at the option of the Holder if there is a Fundamental Change (as defined in the Indenture) at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, including additional interest, if any, up to but not including, the redemption date

2.7          Ranking.  The notes are unsecured obligations and rank (1) subordinate in right of payment to future unsubordinated indebtedness for the construction and development of Brisas, and effectively subordinate to the extent of the collateral securing such indebtedness, (2) subordinate to senior secured bank indebtedness in right of payment, and effectively subordinate to the extent of the collateral securing such indebtedness, (3) subordinate in right of payment to any guarantee of the indebtedness described in (1) or (2) by the Company or any of its subsidiaries for the period that the guarantee is in effect, (4) equal in right of payment to any of the Company’s other existing and future unsecured and unsubordinated indebtedness, and (5) senior in right of payment to all of the Company’s future subordinated debt.

3.             Procedures to be Followed by Holders Electing to Surrender Notes for Repurchase.  Holders will not be entitled to receive the Repurchase Price for their Notes unless they validly deliver and do not withdraw a Repurchase Notice at or before 5:00 p.m., New York City time, on June 15, 2012 and surrender their Notes for cancellation.  Only registered Holders are authorized to deliver a Repurchase Notice to surrender their Notes for repurchase.  Holders may surrender some or all of their Notes; however, if you are surrendering only a portion of your Notes, such Notes must be in $1,000 principal amount or an integral multiple thereof.

A Holder who is a DTC participant may elect to surrender to GR his, her or its beneficial interest in the Notes by electronically transmitting his, her or its acceptance through DTC’s PTS no later than 5:00 p.m., New York City time, on June 15, 2012, subject to the terms and procedures of that system.  In surrendering through PTS, the electronic instructions sent to DTC by the Holder, and transmitted by DTC to the Paying Agent will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the Repurchase Notice.

If Holders do not validly deliver and not withdraw a Repurchase Notice at or before 5:00 p.m., New York City time, on June 15, 2012, their Notes will remain outstanding, subject to the existing terms of the Notes.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

3.1          Method of Delivery.  The method of delivery of the Notes, the related Repurchase Notice and all other required documents, including delivery through DTC and acceptance through DTC’s PTS, is at the election and risk of the person surrendering such Notes and delivering such Repurchase Notice and delivery will be deemed made only when actually received by the Paying Agent.  The date of any postmark or other indication of when a Note or the Repurchase Notice was sent will not be taken into account in determining whether such materials were timely received.  If such delivery is by mail, it is suggested that Holders use properly insured, registered mail with return receipt requested, and that Holders mail the required documents sufficiently in advance of the Repurchase Date to permit delivery to the Paying Agent no later than 5:00 p.m., New York City time, on June 15, 2012.

3.2          Repurchase Notice.  Pursuant to the Indenture, the Repurchase Notice must contain:

•              the certificate number of the Notes being delivered for repurchase;

•              the portion of the principal amount of the Notes which will be delivered to be repurchased, which portion must be in principal amounts of $1,000 at maturity or an integral multiple thereof; and

•              a statement that such Notes shall be purchased as of the Repurchase Date pursuant to the terms and conditions specified in the Indenture and the Notes.

3.3          Delivery of Notes.

Notes in Certificated Form.  To receive the Repurchase Price, a Repurchase Notice must be validly delivered to the Paying Agent and not withdrawn at or before 5:00 p.m. New York City time on June 15, 2012 and the Notes must be surrendered for repurchase on, before or after the Repurchase Date.  The delivery of the Note is a condition to receipt by the Holder of the Repurchase Price for that Note.

Notes Held Through a Custodian.  A Holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his, her or its Notes and instruct such nominee to surrender the Notes for repurchase on the Holder’s behalf.

Notes in Global Form.  A Holder who is a DTC participant may elect to surrender to GR his, her or its beneficial interest in the Notes by:

•              electronically transmitting his, her or its acceptance through DTC’s PTS no later than 5:00 p.m., New York City time, on June 15, 2012, subject to the terms and procedures of that system.  In surrendering through PTS, the electronic instructions sent to DTC by the Holder and transmitted by DTC to the Paying Agent will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and an agreement to be bound by the Repurchase Notice; and

•              delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his, her or its beneficial interest in the Notes.  Delivery of the beneficial interest in the Note is a condition to receipt by the Holder of the Repurchase Price for that Note.

The Notes and the Repurchase Notice must be delivered to the Paying Agent in the manner set forth herein to collect payment.  Delivery of documents to DTC or GR does not constitute delivery to the Paying Agent.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

4.             Right of Withdrawal.  Repurchase Notices may be withdrawn at any time at or before 5:00 p.m., New York City time, on June 15, 2012, unless such date is extended.  In order to withdraw a Repurchase Notice, Holders must deliver to the Paying Agent written notice, substantially in the form enclosed herewith, containing:

•              the principal amount of the Note in respect to which such notice of withdrawal is being submitted;

•              the certificate number(s) (if such Note is held in other than Global Form) in respect of which such notice of withdrawal is being submitted, or the appropriate depositary information of the Note in respect of which such notice of withdrawal is being submitted is represented by a global note; and

•              the principal amount, if any, of such Notes which remain subject to the original Repurchase Notice and which have been or will be delivered to the Paying Agent for repurchase by GR.

The signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Rule 17Ad-15 of the Notes Exchange Act of 1934, as amended (the “Exchange Act”)) unless such Notes have been surrendered for repurchase for the account of an Eligible Institution.  Notes subject to any properly withdrawn Repurchase Notice will be deemed not validly surrendered for purposes of the Put Option.  Notes withdrawn from the Put Option may be re-surrendered by following the Repurchase Notice procedures described in Section 3 above.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL WITHDRAWAL NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC.

5.             Payment for Surrendered Notes.  The Repurchase Price for any Notes with respect to which a valid Repurchase Notice has been delivered and not withdrawn shall be paid to the Holder promptly following the later of the Repurchase Date and the time of delivery of such Notes by the Holder thereof in the manner required by the Indenture.  Each Holder of a beneficial interest in the Notes that has properly delivered a Repurchase Notice with respect to such beneficial interest through DTC and not validly withdrawn such delivery at or before 5:00 p.m., New York City time, on June 15, 2012, will receive the Repurchase Price promptly following the later of the Repurchase Date and the time of delivery of such Notes by the Holder thereof to the Paying Agent in the manner required by the Indenture.

The total amount of funds required by GR to repurchase all of the Notes that GR anticipates will be tendered pursuant to the Company Repurchase Notice is $25.2 million assuming (i) all of the Notes are validly surrendered for repurchase and accepted for payment, (ii) the Large Noteholders surrender a maximum of $12.7 million in principal amount of their Notes for cash pursuant to the agreement in principle between such Holders and GR and (iii) the Holders of the remaining 12.2% of the outstanding Notes surrender all of their Notes for repurchase. Tendered Notes will be repurchased with cash on hand.

6.             Notes Acquired.  Any Notes repurchased by GR pursuant to the Put Option will be delivered to and cancelled by the Trustee, pursuant to the terms of the Indenture.

7.             Plans or Proposals of GR.

The Company anticipates amending the Schedule TO to announce an alternative election to be made available to  all Holders of the Notes (the “Alternative Election”).  The Company has agreed in principle  the terms of a proposed restructuring (the “Restructuring”) with its three largest Holders who hold approximately 87.8% of the outstanding Notes (the “Large Noteholders”). Under the agreement in principle with the Large Noteholders, the Company anticipates that under the Restructuring, which will be subject to the approval of the Company’s shareholders at its annual and special meeting to be held on June 27, 2012:

Steelhead Navigator Master, L.P. will retain 5% of its Notes which will be put to the Company for cash on the Repurchase Date pursuant to the terms of the note indenture as currently in effect. The remaining 95% of its Notes (in the approximate amount of $54.123 million) will be restructured.

Funds managed by Greywolf Capital Management LP will retain 50% of its Notes which will be put to the Company for cash on the Repurchase Date pursuant to the terms of the note indenture as currently in effect. The remaining 50% of its Notes (in the approximate amount of $9.836 million) will be restructured.

All Notes owned by funds managed by West Face Capital Inc. (in the approximate amount of $13.229 million) will be restructured. Steelhead Partners, LLC, Greywolf Capital Management LP and West Face Capital Inc. may be collectively referred to as the Large Noteholders.

The remaining Notes of the Large Noteholders will be modified on the following terms for each $1,000 in principal amount (the “Modified Notes”), plus any accrued and unpaid interest on the Modified Notes through the date on which the Restructuring is finalized (the “Closing Date”).  All holders other than the Large Noteholders (the “Other Noteholders”) will be able to elect the same consideration for their Notes, once the terms have been finalized and this Notice has been amended to reflect this alternative election (the “Alternative Election”):

(a) US $200.00 in cash;

(b) 147.06 shares of Common Stock of the Company; and

(c) $300 principal amount of Modified Notes will be modified upon the following principle terms:

(i)   the maturity date will be two years from the Closing Date;

(ii)  the Conversion Rate will be increased from 132.6260 per share of Common Stock per $1,000 in principal amount of Modified Notes (equivalent to a Conversion Price of $7.54) to 250 shares of Common Stock per $1,000 in principal amount of Modified Notes (equivalent to a Conversion Price of $4.00);

(iii) the Holder may convert its Modified Notes to shares of Common Stock at the Conversion Price at any time after the date Closing Date upon 3 days prior written notice to the Company;

(iv) the Company shall have a mandatory obligation to redeem the Modified Notes then outstanding, in whole or in part, for an amount of cash equal to 120% of the face value thereof plus accrued and unpaid interest upon (i) the Company’s receipt of payment of a settlement or award with respect to its pending arbitration proceedings related to Venezuela’s expropriation of the Brisas Project  (any such settlement or award, the “Arbitration Award”) or (ii) the Company’s receipt of proceeds from sale or other disposition of its mining data (the “Mining Data Sale”), in each case with 20 days’ notice to the Large Noteholders; provided, however, that the Company’s redemption obligations in (i) and (ii) shall be limited to the amount of the proceeds received by the Company (provided, further, that any subsequent receipt of additional proceeds shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full);

(v)  the Company may redeem the Modified Notes, in whole or in part upon 20 days’ notice to the Large Noteholders, for shares of Common Stock at the conversion price plus cash for any accrued and unpaid interest if the closing sale price of its common shares is equal to or greater than 200% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days (and, for the avoidance of doubt with respect to the Modified Notes, this provision shall override the provision in the Indenture that permits the Company to redeem the Notes at any time after June 16, 2012); and

(vi)  unless previously converted by the Large Holder, or redeemed by the Company, the Company may satisfy the Notes, at maturity, by payment of cash in an amount equal to the principal plus accrued and unpaid interest thereon.

The Large Noteholders, as a group, will be entitled to a contingent value right (“CVR”) that will entitle the Large Noteholders to receive, net of certain deductions, a pro rata portion of 5% of the proceeds actually received by the Company with respect to (i) the Arbitration Award and (ii) the Mining Data Sale.  The Large Noteholders will be eligible to participate pro rata in the 5% CVR. The proceeds received by the Company in which the Large Noteholders will participate through the CVR may be cash, commodities, bonds, shares or any other consideration received by the Company as a result of the Arbitration Award or the Mining Data Sale.  If such proceeds are other than cash, the Large Noteholders shall receive their pro rata share of 5% of such non-cash proceeds, net of any required deductions (e.g., for taxes).  For purposes of the foregoing, each Holder’s pro rata share of the CVR shall be based on the amount of such Holder’s Notes that are Modified Notes.  Additional terms of the CVR will be provided pursuant to an amendment of this Notice.

The CVR will be increased proportionately for any Other Holders that elect to participate in the Alternative Election and the CVR amounts will be shared pro rata with holders of the Notes who participate in the Restructuring Transaction based on the principal amount of Notes delivered to the Company by all participating holders of Notes.

If shareholder approval is not obtained for the Restructuring, the following changes will be made with respect to the Notes.  For the avoidance of doubt, all Other Holders that elect the Alternative Election will receive the same treatment automatically.

•         the Repurchase Date (as defined in the Indenture) will be deferred for 90 days (to Friday, September 14, 2012);

•         the price of the common shares to be used  in calculating the number of common shares to be delivered upon exercise of the Repurchase Put Right will have a floor price of $3.61 and a ceiling price of $4.00;

•         the Conversion Rate will be increased from 132.6260 shares of Common Stock per $1,000 principal amount of Notes (equivalent to a Conversion Price of $7.54) to 250 shares of Common Stock per $1,000 principal amount of Notes (equivalent to $4.00 per share);

•         subject to the mandatory redemption obligation specified immediately below, the Company will not exercise its redemption rights before September 14, 2014;

•         the Company shall redeem the Notes then outstanding, in whole or in part (on a pro-rata basis), for an amount of cash equal to 120% of the face value thereof plus accrued and unpaid interest upon (i) the Company’s receipt of payment of the Arbitration Award or (ii) the Company’s receipt of proceeds from the Mining Data Sale, in each case with 20 days’ notice to the Large Noteholders; provided, however, that the Company’s redemption obligations in (i) and (ii) shall be limited to the amount of the proceeds received by the Company (provided, further, that any subsequent receipt of additional proceeds shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full); and

•         the Company will provide a first priority blanket lien on all of the Company’s mining data to secure the Company’s obligations under the Notes and the Company shall deliver such instruments and agreements on the date of close as the Large Noteholders may reasonably require to memorialize and perfect the first-priority security interest in all of the Company’s mining data.

Except as otherwise described herein or in GR’s reports filed with the Securities and Exchange Commission (the “SEC”) from time to time either before or after the date of this Schedule TO, GR currently has no plans that would be material to a Holder’s decision to surrender the Notes for repurchase in the Put Option that relate to or which would result in:

•              any extraordinary transaction, such as a merger, reorganization or liquidation, involving GR, or any of its subsidiaries;

•              any purchase, sale or transfer of a material amount of assets of GR or any of its subsidiaries;

•              any material change in the present dividend rate or policy, or indebtedness or capitalization of GR;

•              any material change in the present board of directors or management of GR, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•              any other material change in the corporate form or business of GR;

•              any class of equity security of GR to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•              any class of equity security of GR becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•              the suspension of the obligation of GR to file reports under Section 15(d) of the Exchange Act; or

•              any changes in the charter, bylaws or other governing instruments of GR, or other actions that could impede the acquisition of control of GR.

8.             Interests of Directors, Executive Officers and Affiliates of GR in the Notes.

In connection with the Alternative Election described above, GR’s executive officers and directors will enter into Change of Control Waiver Agreements, whereby such executive officers and directors will waive their rights to receive change of control payments that would otherwise be triggered pursuant to the Alternative Election described in Section 7 above.

In connection with services to GR, each of GR’s executive officers and directors is a party to stock option, stock unit or restricted stock plans or other arrangements involving the Common Stock.  Except as described above, GR is not and to the knowledge of GR, none of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Put Option or with respect to the Notes, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

A list of the directors and executive officers of GR is attached to this Company Repurchase Notice as Annex A.

Except as otherwise disclosed herein, to the knowledge of GR:

•              none of GR or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Notes;

•              none of the officers or directors of the subsidiaries of GR has any beneficial interest in the Notes;

•              GR will not repurchase any Notes from such persons; and

•              during the 60 days preceding the date of this Company Repurchase Notice, none of GR or its officers, directors or affiliates has engaged in any transactions in the Notes.

9.             Purchases of Notes by GR.  Each of GR and its affiliates, including its executive officers and directors, are prohibited under applicable U.S. federal securities laws from repurchasing the Notes (or the right to repurchase the Notes) other than through the Put Option until at least the tenth business day after the Repurchase Date.  Following such time, if any Notes remain outstanding, GR and its affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Repurchase Price.  Any decision to purchase Notes after the expiration of the Put Option, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes surrendered for purchase pursuant to the Put Option, the market price of the Common Stock, the business and financial position of GR, and general economic and market conditions.

10.          Certain Material U.S. Federal Income Tax Considerations.

U.S. Federal Income Tax Considerations.  The following discussion, which is for general information only, is a summary of certain material U.S. federal income tax considerations relating to the surrender of Notes for cash pursuant to the Put Option.  This discussion does not purport to be a complete analysis of all potential tax consequences of the sale of the Notes pursuant to the Put Option.  This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect.  We cannot assure you that the U.S. Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein.  We have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income or estate tax consequences of surrendering the Notes for purchase pursuant to the Put Option.

This summary applies only to Holders that hold Notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates, persons holding the Notes as a position in a “straddle,” “hedge,” “conversion” or other integrated transaction for tax purposes, investors that have elected mark-to-market accounting, partnerships (including, when used in this discussion, entities or arrangements treated as partnerships for U.S. federal income tax purposes) holding the Notes or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.  Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws, the laws of any U.S. state or locality or any foreign jurisdiction, or under any applicable tax treaty.

If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.  A person that is a partner in a partnership holding the Notes should consult its own tax advisor regarding the tax consequences of surrendering the Notes pursuant to the Put Option.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Notes that is, for U.S. federal income tax purposes:  (i) an individual who is a citizen or resident of the United States; (ii) a corporation (including, when used in this discussion, any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; and (iv) a trust if (a) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions; or (b) the trust was in existence on August 20, 1996, and elected to be treated as a U.S. person.  As used herein, the term “non-U.S. Holder” means a beneficial owner of Notes, other than a partnership, that is not a U.S. Holder as defined above.

U.S. Holders

Sale of the Notes.  A sale of Notes by a U.S. Holder pursuant to the Put Option will be a taxable transaction to such U.S. Holder for U.S. federal income tax purposes.  A U.S. Holder that receives cash in exchange for Notes pursuant to the Put Option will recognize taxable gain or loss equal to the difference between (i) the amount of cash received (not including any amount attributable to accrued but unpaid interest, which will be taxable as ordinary interest income to the extent not previously included in income), and (ii) the Holder’s adjusted tax basis in the Notes surrendered.  A U.S. Holder’s adjusted tax basis in the Notes will generally equal the U.S. Holder’s cost of the Notes, reduced by any amortizable bond premium previously deducted with respect to the Notes, and increased by any original issue discount or market discount previously included in income by such Holder with respect to such Notes.  Subject to the market discount rules discussed below, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the Holder’s holding period in the Notes exceeds one year.  Long-term capital gain of non-corporate taxpayers is generally subject to a maximum tax rate of 15%.  The deductibility of capital losses is subject to limitations.

Market Discount.  A U.S. Holder who acquired Notes with market discount will generally be required to treat any gain recognized upon the sale of its Notes pursuant to the Put Option as ordinary income rather than capital gain to the extent of the accrued market discount, unless the U.S. Holder has included market discount in income as it accrued.  Subject to a de minimis exception, “market discount” generally equals the excess of the “adjusted issue price” (generally the sum of the issue price of the Notes and the aggregate amount of original issue discount previously included in income) of the Notes at the time acquired by the Holder over the Holder’s initial tax basis in the Notes.

Non-U.S. Holders

Sale of the Notes.  A Non-U.S. Holder that receives cash in exchange for the Notes pursuant to the Put Option will realize capital gain or loss in an amount equal to the difference between (i) the amount of cash received and (ii) the Non-U.S. Holder’s adjusted tax basis in the Notes. Subject to the discussion below regarding the backup withholding requirements of the Code, any gain realized by a Non-U.S. Holder on the exchange generally will not be subject to U.S. federal income tax unless:  (a) the gain is effectively connected with the conduct by such non-U.S. Holder of a trade or business in the U.S. (and, if required by an applicable tax treaty, is also attributable to a permanent establishment in the United States), or (b) such non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met.

A non-U.S. holder described in clause (a) above will be subject to U.S. federal income tax on the net gain derived from the sale in the same manner as a U.S. holder.  If a non-U.S. holder is eligible for the benefits of a tax treaty between the United States and its country of residence and the tax treaty provides for a different treatment of the gain, any such gain should be subject to (or exempt from) U.S. federal income tax in the manner specified by the treaty.  To claim the benefit of a treaty, a non-U.S. holder must properly complete and submit an IRS Form W-8BEN (or suitable successor or substitute form).  A non-U.S. holder that is a foreign corporation and is described in clause (a) above will be subject to tax on gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to an additional branch profits tax at a 30% rate (or such lower rate or exemption if so specified by an applicable income tax treaty).  An individual non-U.S. Holder described in clause (b) above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the United States.

Backup Withholding

A U.S. Holder who surrenders the Notes for repurchase pursuant to the Put Option will generally be subject to backup withholding at the rate of 28% of any gross payment if (a) such Holder fails to provide a Taxpayer Identification Number (e.g., Employer Identification Number or Social Security Number) or certification of exempt status, (b) has been notified by the Internal Revenue Service that it is subject to backup withholding as a result of the failure to properly report payments of interest or dividends, or (c) has failed to certify under penalties of perjury that it is not subject to backup withholding.  U.S. Holders electing to surrender Notes should complete the Substitute Form W-9 which is part of the Repurchase Notice and attach it to the Notes being surrendered.

If a non-U.S. Holder holds Notes through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally will not be required.  Information reporting, and possibly backup withholding, may otherwise apply if the non-U.S. Holder fails to provide appropriate information (on Form W-8BEN or other applicable form).  Non-U.S. Holders should consult their tax advisors with respect to the application of U.S. information reporting and backup withholding rules to the disposition of Notes pursuant to the Put Option.

Backup withholding is not an additional tax.  Any amounts withheld under the backup withholding rules for a U.S. Holder or a non-U.S. Holder will generally be allowed as a refund or a credit against a Holder’s U.S. federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

All descriptions of tax considerations are for Holders’ guidance only and are not tax advice.  GR recommends that the Holders consult with their tax and financial advisors with respect to the tax consequences of surrendering the Notes for repurchase, including the applicability and effect of state, local and foreign tax laws, before surrendering their Notes for repurchase.

11.          Additional Information.  GR is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the SEC.  Such reports and other information can be inspected and copied at the Public Reference Section of the SEC located at 100 F Street, Washington D.C. 20549.  Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov. Also, the Company files reports and other announcements with the Canadian securities regulatory agencies, which can be viewed on-line at www.sedar.com.

GR has filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e)(4) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Put Option.  The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The documents listed below contain important information about GR and its financial condition.

•              GR’s annual report on Form 10-K for its fiscal year ended December 31, 2012;

•              All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above;

•              All documents required to be filed with the SEC by GR pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Company Repurchase Notice; and

•              The description of Capital Stock set forth in the Registration Statement on Form F-10 (File No. 333-142655) filed on May 7, 2007 including any amendment or report filed with the SEC for the purpose of updating such description.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

12.          No Solicitations.  GR has not employed any persons to make solicitations or recommendations in connection with the Put Option.

13.          Definitions.  All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

14.          Conflicts.  In the event of any conflict between this Company Repurchase Notice and the accompanying Repurchase Notice on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.

None of GR or its board of directors or employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Notes for repurchase pursuant to this Company Repurchase Notice.  Each Holder must make his, her or its own decision whether to surrender his, her or its Notes for repurchase and, if so, the principal amount of Notes to surrender based on their own assessment of current market value and other relevant factors.

GOLD RESERVE INC.

May 16, 2012

ANNEX A

BOARDS OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names of each of the members of GR’s board of directors and executive officers.

Name	Position Held
Rockne J. Timm	Chief Executive Officer and Director
A. Douglas Belanger	President and Director
Robert A. McGuinness	Vice President Finance and Chief Financial Officer
Mary E. Smith	Vice President Administration and Secretary
James P. Geyer	Director
James H. Coleman	Q.C., Director
Patrick D. McChesney	Director
Chris D. Mikkelsen	Director
Jean Charles Potvin	Director

Exhibit 99(a)(1)(B)

REPURCHASE NOTICE

GOLD RESERVE  INC.

5.50% SENIOR SUBORDINATED CONVERTIBLE NOTES DUE 2022

CUSIP Number:  38068N AB4

Pursuant to the Company Repurchase Notice

Dated May 16, 2012

TO:	GOLD RESERVE INC. 926 West Sprague Avenue, Suite 200, Spokane, WA 99201 Tel: (509) 623-1500 Fax: (509) 623-1634

THE BANK OF NEW YORK MELLON
Bank of New York Mellon Corporation 101 Barclay Street - 7 East New York, New York 10286 Attn: Ms. Carolle Montreuil Tel: (212) 815-5920 Fax: (212) 298-1915

The undersigned registered owner of this Note hereby irrevocably acknowledges receipt of a notice from Gold Reserve Inc. (“GR”) regarding the right of holders to elect to require GR to repurchase the Notes and requests and instructs GR to repay the entire principal amount of this Note, or the portion thereof (which is $1,000 or an integral multiple thereof) below designated, in accordance with the terms of the Indenture at the price of 100% of such entire principal amount or portion thereof, together with accrued Interest to, but excluding, June 15, 2012, to the registered holder hereof.  Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture.  The Notes shall be repurchased by GR as of June 15, 2012 pursuant to the terms and conditions specified in the Indenture.

Dated:

Signature(s)

NOTICE:  The above signatures of the holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

Note Certificate Number (if applicable):

Principal amount of Notes:

Principal amount to be repurchased (if less than all):

Social Security or Other Taxpayer Identification Number:

DTC Account:

Name:

Contact Information:

A-1

Exhibit 99(a)(1)(C)

NOTICE OF WITHDRAWAL
OF SURRENDER OF
GOLD RESERVE INC.
5.50% SENIOR SUBORDINATED CONVERTIBLE NOTES DUE 2022

CUSIP Number:  38068N AB4

Pursuant to the Company Repurchase Notice
dated May 16, 2012

THIS OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 15, 2012 (THE “REPURCHASE DATE”).  HOLDERS OF NOTES MUST SUBMIT A REPURCHASE NOTICE NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON JUNE 15, 2012 IN ORDER TO RECEIVE $1,000 PER $1,000 PRINCIPAL AMOUNT OF NOTES PLUS ANY ACCRUED AND UNPAID INTEREST TO BUT EXCLUDING THE REPURCHASE DATE (THE “REPURCHASE PRICE”).  REPURCHASE NOTICES MAY BE WITHDRAWN IF THE REGISTERED HOLDER SUBMITS AND THE PAYING AGENT RECEIVES THIS COMPLETED AND SIGNED NOTICE OF WITHDRAWAL AT OR BEFORE 5:00 P.M., NEW YORK CITY TIME, ON JUNE 15, 2012.  HOLDERS MUST ALSO SURRENDER A NOTE SUBJECT TO A VALID AND TIMELY REPURCHASE NOTICE TO THE PAYING AGENT BEFORE RECEIVING ANY REPURCHASE PRICE FOR THAT NOTE.   HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

The Paying Agent is:

Bank of New York Mellon Corporation

101 Barclay Street  - 7 East

New York, New York 10286

Attn: Ms. Carolle Montreuil

Tel:  (212) 815-5920

Fax:  (212) 298-1915

All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company Repurchase Notice, dated May 16, 2012, and the accompanying Repurchase Notice, of Gold Reserve Inc. (“GR”), relating to the repurchase by GR, at the option of the Holder thereof, of GR’s 5.50% Senior Subordinated Convertible Notes due 2022 (the “Notes”) for $1,000 per $1,000 principal amount of the Notes plus any accrued and unpaid interest to but excluding the Repurchase Date, subject to the terms and conditions of the Indenture and the Put Option.

This Notice of Withdrawal is to be completed by registered Holders of Notes desiring to withdraw the delivery of a Repurchase Notice with respect to such Notes in the Put Option if (i) a Repurchase Notice has previously been delivered to the Paying Agent, or (ii) delivery of a Repurchase Notice has been previously made pursuant to the procedures of the DTC described under the caption “Procedures to be Followed by Holders Electing to Surrender Notes for Repurchase” in the Company Repurchase Notice.

Ladies and Gentlemen:

The Undersigned hereby withdraws the Undersigned’s previously delivered Repurchase Notice with respect to the Notes described below.

The Undersigned understands that the withdrawal of the Repurchase Notice with respect to Notes previously surrendered in this Put Option, effected by this Notice of Withdrawal, may not be rescinded and that such Notes will no longer be deemed to be validly surrendered for repurchase for purposes of the Undersigned’s Repurchase Notice.  Such withdrawn Notes may be re-surrendered for repurchase only by following the procedures for surrendering set forth in the Company Repurchase Notice and in the accompanying Repurchase Notice.

All authority conferred or agreed to be conferred in this Notice of Withdrawal shall not be affected by and shall survive the death or incapacity of the Undersigned, and any obligations of the Undersigned under this Notice of Withdrawal shall be binding upon the heirs, personal and legal representatives, trustees in bankruptcy, successors and assigns of the Undersigned.

*      *      *

DESCRIPTION OF NOTES BEING WITHDRAWN

Name(s) and Address(es) of Registered Holder(s) (Please fill in exactly as name(s) appear(s) on Notes)(1)	Notes Being Withdrawn (Attach additional signed list, if necessary)
	Security Certificate Number(s)(2)	Principal Amount Represented by Notes	Principal Amount Being Withdrawn(3)

Total Amount Being Withdrawn

(1)           Must correspond exactly to the name(s) that appear(s) on the certificate(s) for the Notes and the Paying Agent’s record of registered Holders or, if surrendered by a DTC participant, exactly as such participant’s name(s) and address(es) appear(s) on the security position listing of DTC.

(2)           Need not be completed if the Notes are being surrendered for repurchase by book-entry transfer.

(3)           Unless otherwise specified, the entire aggregate principal amount evidenced by such Notes will be deemed to have been withdrawn.

METHOD OF DELIVERY

☐   CHECK HERE IF NOTES WERE PHYSICALLY DELIVERED TO THE PAYING AGENT.

☐   CHECK HERE IF NOTES WERE DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE PAYING AGENT WITH DTC AND COMPLETE THE FOLLOWING:

Name of Surrendering Institution:

Address:

Telephone:

Facsimile:

Contact Person:

Date Surrendered:

DTC Account Number:

Transaction Code Number:

The principal amount, if any, of Notes which remain subject to the original Repurchase Notice and which have been or will be delivered for repurchase by GR:

SIGN HERE

(To Be Completed by All Registered Holders of Notes Being Withdrawn)

Must be signed by registered Holder(s) exactly as name(s) appear(s) on the Notes or on a security position listing or by person(s) authorized to become registered Holder(s) of the Notes by documents transmitted with this Notice of Withdrawal.  If the signature is by an attorney-in-fact, executor, administrator, trustee, guardian, partner, officer of a corporation or another party acting in a fiduciary or representative capacity, please set forth the signer’s full title.

(Signature(s) of Registered Holder(s) or Authorized Signatory)

Date: , 2012

Name(s):
(Please Print)

Capacity (full title):

Area Code(s) and Telephone Number(s):

The Guarantee Below Must be Completed.

GUARANTEE OF SIGNATURE(S)

Authorized Signature:

Name:

Title:

Name of Eligible Institution:

Address:

Area Code and Telephone Number:

(Include Zip Code)

Date: , 2012

Exhibit 99(a)(1)(D)

What Number to Give the Paying Agent

The Holder is required to give the Paying Agent his, her or its taxpayer identification number (“TIN”) (e.g., Social Security Number or Employer Identification Number).  If the Notes are held in more than one name or are held not in the name of the actual owner, consult the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional guidance on which number to report.

PAYING AGENT’S NAME:  The Bank of New York Mellon

Name (as shown on your income tax return) Business Name, if different from above Check appropriate box:	☐Individual/Sole proprietor ☐ Partnership	☐ Corporation ☐ Other (Specify)

Address City, State, and ZIP Code

SUBSTITUTE Form W-9	Part 1—Taxpayer Identification Number—Please provide your TIN in the box at right and certify by signing and dating below. If awaiting TIN, write “Applied For.”	Social Security Number OR Employer Identification Number
Department of the Treasury Internal Revenue Service	PART 2—For Exempt Payees—Check the box if you are exempt from backup withholding.

Payer’s Request for TIN and Certification	PART 3—Certification—Under penalties of perjury, I certify that:

(1)  The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me),

(2)  I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

(3)  I am a U.S. person (including a U.S. resident alien).

Certification Instructions.—You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

	SIGNATURE:	DATE:

NOTE:

FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY GROSS PAYMENTS MADE TO YOU PURSUANT TO THE PUT OPTION. PLEASE REVIEW THE ENCLOSED “GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9” FOR ADDITIONAL DETAILS.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED
THE BOX IN PART 3 OF SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future.  I understand that if I do not provide a taxpayer identification number by the time of payment, 28% of all reportable payments made to me thereafter will be withheld.

Signature	Date	, 2012

Name (please print)

IMPORTANT:  The Repurchase Notice must be received by the Paying Agent at the address set forth on the first page of the Repurchase Notice no later than 5:00 p.m., New York City time, on June 15, 2012.  Payment of the Repurchase Price with respect to Notes subject to a valid and timely Repurchase Notice will not be made until the Paying Agent receives the Notes or confirmation of book-entry transfer of the Notes and all other required documents.

Exhibit 99(a)(1)(E)

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Guidelines For Determining the Proper Identification Number to Give the Payer—Social Security Numbers (“SSNs”) have nine digits separated by two hyphens: i.e., 000-00-000.  Employer Identification Numbers (“EINs”) have nine digits separated by only one hyphen: i.e., 00-0000000.  The table below will help determine the number to give the payer.  All “section” references are to the Internal Revenue Code of 1986, as amended.  “IRS” is the Internal Revenue Service.

For this type of account:		Give the Name and SOCIAL SECURITY number or Employer Identification number of—

1.	Individual	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)

3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

4.	a. The usual revocable savings trust (grantor is also trustee)	The grantor–trustee(1)

	b. So-called trust account that is not a legal or valid trust under State law	The actual owner(1)

5.	Sole proprietorship or disregarded entity owned by an individual	The actual owner(3)

For this type of account:		Give the Name number and EMPLOYER IDENTIFICATION number of—

6.	Disregarded entity not owned by an individual	The owner

7.	A valid trust, estate, or pension trust	The legal entity(4)

8.	Corporation or LLC electing corporate status on Form 8832	The corporation or the LLC

9.	Association, club, religious, charitable, educational or other tax-exempt organization	The organization

10.	Partnership or multi-member LLC	The partnership or LLC

11.	A broker or registered nominee	The broker or nominee

(1)   List first and circle the name of the person whose SSN you furnish.  If only one person on a joint account has an SSN, that person’s number must be furnished.

(2)   Circle the minor’s name and furnish the minor’s SSN.

(3)   You must show your individual name and you may also enter your business or “doing business as” name on the second line.  You may use either your SSN or EIN (if you have one), but the Internal Revenue Service encourages you to use your SSN.

(4)   List first and circle the name of the legal trust, estate or pension trust.  (Do not furnish the Taxpayer Identification Number of the personal representative or trustee unless the legal entity itself is not designated in the account title).

NOTE:  If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER
ON SUBSTITUTE FORM W-9

How to Get a TIN

If you do not have a TIN, apply for one immediately.  If you are a United States person, your TIN is generally your SSN or your employer identification number (EIN).  To apply for an SSN, obtain Form SS-5, Application for a Social Security Card, at the local office of the Social Security Administration or get this form on-line at www.ssa.gov.  Use Form SS-4, Application for Employer Identification Number, to apply for an EIN.  If you are a resident alien and do not have and are not eligible to get a social security number, your TIN is your IRS individual taxpayer identification number (ITIN).  Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN.  You can get Forms W-7 and SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS web site at www.irs.gov.  You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number under Starting a Business.  All Section references herein are to the Internal Revenue Code of 1986, as amended.

If you do not have a TIN, write “Applied For” in Part 1, sign and date the form, and give it to the payer.  For interest and dividend payments and certain payments made with respect to readily tradable instruments, you will generally have 60 days to get a TIN and give it to the requester.  If the requester does not receive your TIN within 60 days, backup withholding, if applicable, will begin and continue until you furnish your TIN.

Note:  Writing “Applied For” on the form means that you have already applied for a TIN or that you intend to apply for one soon.  As soon as you receive your TIN, complete another Form W-9, include your TIN, sign and date the form, and give it to the requester.

CAUTION:  A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Payees Exempt from Backup Withholding

Individuals (including sole proprietors) are NOT exempt from backup withholding.  Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note:  If you are exempt from backup withholding, you should still complete Substitute Form W-9 to avoid possible erroneous backup withholding.  If you are exempt, enter your correct TIN in Part 1, check the “Exempt” box in Part 2, and sign and date the form.  If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8, Certificate of Foreign Status.

The following is a list of payees that are exempt from backup withholding.

An organization exempt from tax under section 501(a), any individual retirement plan (“IRA”), or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

The United States or any of its agencies or instrumentalities.

A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

A foreign government, a political subdivision of a foreign government, or any of their agencies or instrumentalities.

An international organization or any agency or instrumentality thereof.

Other payees that may be exempt from backup withholding include:

A corporation.

A foreign central bank of issue.

A dealer in securities or commodities registered in the United States, the District of Columbia, or a possession of the United States.

A futures commission merchant registered with the Commodity Futures Trading Commission.

A real estate investment trust.

An entity registered at all times during the tax year under the Investment Company Act of 1940.

A financial institution.

A middleman known in the investment community as a nominee or custodian.

A trust exempt from tax under Section 664 or described in Section 4947.

A common trust fund operated by a bank under Section 584(a).

Exempt payees should file Form W-9 to avoid possible erroneous backup withholding.  FILE THIS FORM WITH THE REQUESTER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, CHECK THE “EXEMPT” BOX IN PART 2 ON THE FACE OF THE FORM IN THE SPACE PROVIDED, SIGN AND DATE THE FORM AND RETURN IT TO THE REQUESTER.

Privacy Act Notice.  Section 6109 requires most recipients of dividend, interest or other payments to give correct TINs to payers who must report this information to the IRS.  The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return.  The IRS may also provide this information to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. possessions to carry out their tax laws.  The IRS may also disclose this information to other countries under a tax treaty, or to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return.  Payers must generally withhold 28% of taxable interest, dividends, and certain other payments to a payee who does not give a TIN to a payer.  Certain penalties may also apply.

Penalties

Failure to Furnish TIN.  If you fail to furnish your correct TIN to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil Penalty for False Information With Respect to Withholding.  If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

Criminal Penalty for Falsifying Information.  Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs.  If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

IRS Circular 230 Disclosure

To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code.  This communication is written to accompany the Company Repurchase Notice.  Each person should seek advice based on its particular circumstances from an independent tax advisor.

FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX ADVISOR OR THE INTERNAL REVENUE SERVICE.

Exhibit 99(a)(5)(A)

NR-12-03

Gold Reserve Announces Notice of Right of Repurchase for 5.50% Senior Subordinated Convertible Notes due 2022 and Proposed Restructuring for Noteholders

SPOKANE, WASHINGTON May 17, 2012

Gold Reserve Inc. (TSX VENTURE:GRZ) (NYSE-Amex:GRZ) (the “Company”) announced today that it is notifying holders (“Holders” or “Noteholders”) of its 5.50% Senior Subordinated Convertible Notes due 2022 (the “Notes”) that the Holders have the option, pursuant to the terms of the Indenture, dated as of May 18, 2007 (the “Indenture”) governing the Notes, to require the Company to purchase, in cash, all or a portion of their Notes at a price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest (the “Put Option”).

The Company is also very pleased to announce today that it has agreed to a restructuring proposal with its three largest Noteholders in connection with the Put Option. The agreement with these Noteholders, representing 87.8% of the outstanding Notes, subject to shareholder approval and subject to such consents as may be required under the Indenture, will allow the Company to redeem and restructure its Notes with a combination of cash, common shares, new terms for the remaining balance of the Notes and a Contingent Value Right, each as further described below.

As required by the rules of the U.S. Securities and Exchange Commission (the “SEC”), the Company is filing its Tender Offer Statement on Schedule TO with the SEC notifying the Holders of the Put Option. The Company will pay for any Notes validly surrendered for cash. Because of the agreement reached with its three largest Noteholders, the Company anticipates that a maximum of $40.6 million will be required to fund the purchase of the Notes if all of the Holders put their Notes pursuant to the Put Option and assuming the restructuring is consummated with its three largest Noteholders upon the terms described in this release.  The Company anticipates filing an amendment to the Schedule TO within 10 days to provide other Holders with an election to participate in the restructuring agreed among the Company and its three largest Noteholders.

In order to surrender the Notes for repurchase pursuant to the Put Option, Holders must deliver a Repurchase Notice to The Bank of New York Mellon, as successor in interest to the Bank of New York, the Trustee and paying agent for the Notes under the Indenture, no later than 5:00 p.m., New York City time, on June 15, 2012. Holders of Notes complying with the transmittal procedures of The Depository Trust Company need not submit a physical Repurchase Notice to The Bank of New York Mellon.  Holders may withdraw any Notes previously surrendered for repurchase at any time no later than 5 p.m., EDT, on June 15, 2012.

Pursuant to the Indenture, the Notes are currently convertible into 132.626 shares of the Company’s common stock per $1,000 principal amount of Notes, subject to adjustment under certain circumstances.

The Company will make available to Holders, through The Depository Trust Company, documents specifying the terms, conditions and procedures for surrendering and withdrawing Notes for repurchase. Holders are encouraged to read these documents carefully before making any decision with respect to the surrender of the Notes, because these documents contain important information regarding the details of the Company’s obligation to repurchase the Notes.

Proposed Alternative Election of Noteholders

The Company anticipates amending the Schedule TO within 10 days to announce an alternative election (the “Alternative Election”) that will be available to all Holders of Notes to reflect the terms of a proposed restructuring of the Notes that has been agreed to with its three largest Noteholders (the “Restructuring”).  The Company anticipates that, subject to shareholder approval, each Holder will have the option to require the Company to purchase all or a portion of their Notes for the following consideration for each $1,000 in principal amount of Notes:  (i) $200 in cash, (ii) 147.06 common shares, (iii) $300 of amended notes which will remain outstanding under the indenture governing the Notes, as amended, (iv) a Contingent Value Right (“CVR”) entitling the holder to a percentage of an award or settlement of the Company’s ICSID arbitration claim against the Government of Venezuela with respect to the expropriation of the Company’s Brisas Project and any proceeds from the sale of its mining data, and (v) a cash “alternative election fee” payable based on each Holder’s pro rata percentage of Notes restructured pursuant to the Alternative Election in an aggregate amount of up to $1 million (collectively, the “Alternative Consideration”). The maximum CVR net of taxes and other deductions that will be paid if all Holders elect this proposed alternative transaction will not exceed 5.81% of an award or settlement and sale of the mining data.  The Restructuring will be subject to the approval of the Company’s shareholders at its annual and special meeting scheduled to be held on June 27, 2012.  In the event that the Restructuring is not approved by the shareholders, in lieu of the transaction described above, the Put Option will be deferred until September 14, 2012 for those Holders, including the three largest Noteholders as well as any other Holders that make the Alternative Election and the terms of the Notes subject to the Alternative Election will be amended in certain other respects.

Holders of approximately 87.8% of the outstanding Notes have agreed to elect, in the aggregate, to require the Company to repurchase 14.1% of their Notes pursuant to the Put Option and to require the Company to repurchase approximately 85.9% of their Notes for the Alternative Consideration, if approved.  The Company anticipates providing additional details of the Alternative Election in the near future.

Assuming that all Notes other than those held by the three largest Holders are surrendered for repurchase, then together with the maximum principal amount of $12.7 million of Notes that are to be surrendered by the three largest Holders in connection with the Put Option, the Company anticipates that it will utilize a maximum of $40.6 million of cash and, depending on the election of the Holders, may issue from 11.4 million to 13.2 million common shares to repurchase the Notes in connection with the restructuring.

This press release does not constitute an offer to purchase the Notes. The offer to repurchase is made solely by the “Company Repurchase Notice to the Holders of Gold Reserve Inc. 5.50% Senior Subordinated Convertible Notes due June 15, 2022” dated May 16, 2012, as the same may be amended.

Annual and Special Shareholders Meeting

At the annual and special shareholders meeting scheduled to be held on June 27, 2012, the Board of Directors and management of the Company will recommend shareholders approve the Restructuring. Members of the Board and management intend to vote all of the Company’s shares held by them in favor of the Restructuring.  In connection with these transactions, members of the Board and management have also agreed to a one time waiver of rights under their Change of Control and Retention Units Agreements that would contractually arise as a result of a party acquiring more than 25% of the Company’s shares.

Shareholders of record on May 21, 2012 will be receiving a Management Information Circular shortly that will describe the Restructuring in more detail, as well as other matters including an amendment and continuance of the Company’s Shareholder Rights Plan.

Doug Belanger, President stated “The successful repurchase of the 5.50% Senior Subordinated Convertible Notes pursuant to the Put Option and restructuring agreement will minimize shareholder dilution, to the extent practicable, and position the Company financially to complete its arbitration activities and to execute its business plan to continue as an operating mining company.  This process for this transaction has been very constructive and we believe beneficial to both the existing shareholders and Noteholders.  A majority of our Noteholders, some of whom are also large shareholders confirmed their strong support for the Company’s ongoing efforts related to our $2.1 billion ICSID arbitration claim against Venezuela for the expropriation of our Brisas Project and the ongoing operating plan including the recent agreement with Soltoro Limited related to their La Tortuga property, located in Mexico.”  Mr. Belanger further stated that “The Company is continuing to pursue settlement discussions with Venezuela with the objective of reaching an amicable settlement that is beneficial to our stakeholders.  On behalf of the Board of Directors we also thank the shareholders for their continuing support.”

Further information regarding the Company can be located at www.goldreserveinc.com , www.sec.gov and www.sedar.com.

Certain information discussed in this press release constitutes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in Canadian securities laws. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Among those factors are those outlined in the “Cautionary Statement Regarding Forward-Looking Statements” and “Risks Factors” contained in Gold Reserve’s filings with the Canadian provincial securities regulatory authorities and U.S. Securities and Exchange Commission, including Gold Reserve’s Annual Information Form and Annual Report on Form 10-K, as amended, for the year ended December 31, 2011, filed with the Canadian provincial securities regulatory authorities and U.S. Securities and Exchange Commission, respectively, as well as this release. The Company undertakes no obligation to update any forward-looking statements except as required by law.

Company Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634